Prudential Investment Portfolios 12
655 Broad Street
Newark, New Jersey 07102

June 18, 2018

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re:       Prudential Investment Portfolios 12: Form N-1A

Post-Effective Amendment No. 59 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 60 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 333-42705

Investment Company Act No. 811-08565

Dear Mr. Zapata:

We filed through EDGAR on March 29, 2018 on behalf of Prudential Investment Portfolios 12 (the “Registrant”) Post-Effective Amendment No. 55 (the “Registration Statement”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 56 under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding the PGIM Jennison Technology Fund (the “Fund”) as a new series of the Registrant.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone to Claudia DiGiacomo on May 11, 2018. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. Any changes made in response to the Staff’s comments will be reflected in Post-Effective Amendment No. 59 (the “Amendment”) to the Registrant’s Registration Statement to be filed on or about June 18, 2018 pursuant to Rule 485(b) under the 1933 Act with effectiveness on June 19, 2018. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

PROSPECTUS

Fund Fees and Expenses

1.	Comment

Supplementally explain why Class A shares have a 0.30% distribution fee.

Response

Many of our equity funds’ Class A shares have a .30% distribution fee, however, the distributor contractually agrees to waive such fees to 25% of the average daily net assets.

Investments, Risks and Performance

2.	Comment

In the principal investment strategies, please explain to shareholders in the summary or the statutory what the Global Industry Classification Standards are.

Response

The disclosure has been revised in the statutory prospectus as requested.

3.	Comment

The Fund includes currency risk as a principal risk, please include currency strategies, including any geographic strategies, to the strategies disclosure.

Response

The disclosure has been revised as requested.

Investments and Investment Strategies

4.	Comment

Please revise this section accordingly to include any revisions made to the summary prospectus.

Response

The applicable disclosure has been revised as requested.

5.	Comment

Please remove the brackets in the disclosure relating to share classes.

Response

The disclosure has been revised as requested.

The Registrant has reviewed the format of this section and revised as it deems appropriate.

6.	Comment

We note that the risk factor for US Government and Agency securities discusses the 2008 financial crisis. Please consider updating this risk factor.

Response

The above-referenced risk disclosure has been updated as requested.

*       *       *

Any questions or comments concerning the above may be communicated to Claudia DiGiacomo at (973) 802-5032.

Sincerely,

/s/ Claudia DiGiacomo

Claudia DiGiacomo

Vice President & Corporate Counsel